UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 63683/January 10, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14156

| | | |
|---|---|---|
| In the Matter of | : | |
| | : | |
| MINISTOR PERIPHERALS INTERNATIONAL LTD., | : | |
| MODATECH SYSTEMS, INC., | : | |
| MODENA 5, INC., | : | ORDER MAKING FINDINGS |
| MODENA 6, INC., | : | AND REVOKING |
| MODERN TIMES GROUP MTG, INC., | : | REGISTRATIONS |
| MONARCH MEDIA AND ENTERTAINMENT | : | BY DEFAULT[1] |
|   GROUP, INC., | : | |
| THE MURDOCK GROUP CAREER SATISFACTION | : | |
|   CORP. (N/K/A THE MURDOCK GROUP | : | |
|   HOLDING CORP.), | : | |
| MUSTANG.COM, INC., | : | |
| MYCOBIOTECH LTD., | : | |
| MYPLAN USA, INC., and | : | |
| MYTURN.COM, INC | : | |

SUMMARY

     This Order revokes the registrations of the registered securities of Ministor Peripherals International Ltd., Modatech Systems, Inc., Modena 5, Inc., Modena 6, Inc., Monarch Media and Entertainment Group, Inc., The Murdock Group Career Satisfaction Corp. (n/k/a The Murdock Group Holding Corp.), Mustang.com, Inc., MycoBiotech Ltd., MyPlan USA, Inc., and MyTurn.com, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

     The Commission initiated this proceeding on December 8, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).

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[1] The proceeding has ended as to Modern Times Group MTG, Inc. Ministor Peripherals Int'l Ltd., Exchange Act Release No. 63671 (Jan. 7, 2011). This Order Making Findings and Revoking Registrations by Default applies to the remaining captioned Respondents.

The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by December 22, 2010.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 5; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 5; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

## II. FINDINGS OF FACT

Ministor Peripherals International Ltd. (CIK No. 922871)[3] is a Bermuda corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1994, which reported a net loss of $22,831,000 for the prior twelve months. On April 14, 1995, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, and the case was terminated on January 11, 2000.

Modatech Systems, Inc. (CIK No. 857166) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[4] for the period ended November 30, 1994, reporting a net loss of $13,697,843 for the prior twelve months, and a Form 6-K for the six months ended May 31, 1995.

Modena 5, Inc. (CIK No. 1271079) is a void Delaware corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not

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[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

filed any periodic reports since it filed a Form 10-QSB[5] for the period ended July 31, 2004, which reported a net loss of $1,350 for the prior nine months.

Modena 6, Inc. (CIK No. 1271080) is a void Delaware corporation located in Philadelphia, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2008.

Monarch Media and Entertainment Group, Inc. (CIK No. 1082314), is a permanently revoked Nevada corporation located in New Westminster, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $54,909 for the prior six months.

The Murdock Group Career Satisfaction Corp. (n/k/a The Murdock Group Holding Corp.) (CIK No. 1054512) is a terminated Utah corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $11,186,944 for the prior six months. As of December 6, 2010, the company's stock (symbol "TMGH") was traded on the over-the-counter markets.

Mustang.com, Inc. (CIK No. 940986), is a California corporation located in Bakersfield, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a net loss of $244,525 for the prior three months. On February 22, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on January 4, 2010.

MycoBiotech Ltd. (CIK No. 1203457) is a Singapore corporation located in Singapore with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F/A on May 13, 2003, which reported a net loss of over $2 million for the nine months ended September 30, 2002. As of December 6, 2010, the company's stock (symbol "MYBI") was traded on the over-the-counter markets.

MyPlan USA, Inc. (CIK No. 1157995), is a Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period

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[5] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

ended January 31, 2002, which reported a net loss of $217,481 since the company's inception on August 2, 2001.

MyTurn.com, Inc. (CIK No. 1028079), is a void Delaware corporation located in Alameda, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $128,360,574 for the prior nine months. On March 2, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, and the case was terminated on December 13, 2005. As of December 6, 2010, the company's stock (symbol "MYTNQ") was traded on the over-the-counter markets.

## III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16.

## IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

## V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Ministor Peripherals International Ltd. is REVOKED;

the REGISTRATION of the registered securities of Modatech Systems, Inc., is REVOKED;

the REGISTRATION of the registered securities of Modena 5, Inc., is REVOKED;

the REGISTRATION of the registered securities of Modena 6, Inc., is REVOKED;

the REGISTRATION of the registered securities of Monarch Media and Entertainment Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of The Murdock Group Career Satisfaction Corp. (n/k/a The Murdock Group Holding Corp.) is REVOKED;

the REGISTRATION of the registered securities of Mustang.com, Inc., is REVOKED;

the REGISTRATION of the registered securities of MycoBiotech Ltd. is REVOKED;

the REGISTRATION of the registered securities of MyPlan USA, Inc., is REVOKED; and

the REGISTRATION of the registered securities of MyTurn.com, Inc., is REVOKED.


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Carol Fox Foelak
Administrative Law Judge